(Check One): ☒ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR	SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 Commission File Number: 0-25186 NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I. Registrant Information

Captaris, Inc.

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Full name of registrant

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Former name if applicable

10885 N.E. 4th Street

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Address of principal executive office (Street and number)

Bellevue, Washington 98004

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City, State and Zip Code

Part II. Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

In the notes to the consolidated financial statements for the year ended December 31, 2003, Captaris is required to disclose what its net income (loss) and earnings (loss) per share would have been had compensation cost for stock options grants made in 2003, 2002 and 2001 been determined using the fair value method consistent with SFAS No. 123, Accounting for Stock-Based Compensation, Captaris is continuing its review of the calculations necessary to provide this required footnote disclosure. Accordingly, Captaris is unable to file its Annual Report on Form 10-K for the period ended December 31, 2003 within the prescribed period.

Part IV. Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

Peter Papano, Chief Financial Officer	(425)	638-4200

(Name)	(Area code)	(Telephone number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In a press release issued on February 5, 2004, Captaris reported it results of operations for the fourth quarter and year ended December 31, 2003. Revenue for the fourth quarter of 2003 was up 45% to $31.4 million, from $21.6 million in the fourth quarter of 2002 and included $11.9 million in revenue from the acceleration of Captaris’ OEM agreement with Cisco Systems, Inc. For the year ended December 31, 2003, revenue was $83.3 million, a 17% increase over $71.3 million in 2002. Income from continuing operations for the fourth quarter ended December 31, 2003, was $7.2 million or $0.22 per fully diluted share, compared with a loss from continuing operations of $9,000 or break-even per fully diluted share for the fourth quarter of 2002. Loss from discontinued operations for the fourth quarter ended December 31, 2003, was $354,000 or $0.01 per fully diluted share, compared to income from discontinued operations of $793,000 or $0.02 per fully diluted share for the same period of 2002. Net income for the full year of 2003 was $12.5 million, or $0.40 per fully diluted share. This compares with a net loss for 2002 of $7.4 million, or $0.23 per fully diluted share, including charges totaling $2.7 million for a cumulative effect of a change in accounting principle related to the adoption of the new financial accounting standard on goodwill in 2002.

Captaris, Inc.

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(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2004	By:	/s/ Peter Papano

Peter Papano,
Chief Financial Officer and Secretary